JPMorgan Chase & Co.

270 Park Avenue

New York, New York 10017

JPMorgan Chase Financial Company LLC

383 Madison Avenue, Floor 21

New York, New York 10179

April 15, 2016

VIA EDGAR

Re:	JPMorgan Chase & Co.
JPMorgan Chase Financial Company LLC
Registration Statements on Form S-3
File Nos. 333-209681, 333-209682 and 333-209682-01

Mr. Christian Windsor

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-209681), of JPMorgan Chase & Co. (“JPMorgan Chase”) and the Registration Statement on Form S-3, as amended (File Nos. 333-209682 and 333-209682-01), of JPMorgan Chase and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) (together, the “Registration Statements”). We respectfully request that the Registration Statements become effective as of 4:00 p.m., Eastern Time, on April 15, 2016, or as soon as practicable thereafter. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Lesley Peng at (212) 455-2202.

JPMorgan Chase and JPMorgan Financial acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve JPMorgan Chase and JPMorgan Financial from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	JPMorgan Chase and JPMorgan Financial may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Neila B. Radin
	Name:	Neila B. Radin
	Title:	Managing Director & Associate General Counsel

JPMorgan Chase Financial Company LLC

By:	/s/ Patrick Dempsey
	Name:	Patrick Dempsey
	Title:	Treasurer & Managing Director

cc:	Securities and Exchange Commission

Alexandra M. Ledbetter